Mr. Jason Drory

Ms. Celeste Murphy

Office of Life Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

July 23, 2021

Re:	MedicaMetrix, Inc.
Amendment No. 1 Draft Offering Statement on Form 1-A
Submitted June 22, 2021
CIK No. 0001815630

Dear Mr. Drory and Ms. Murphy:

Thank you for your comments of July 8, 2021 regarding Draft Offering Statement on Form 1-A of MedicaMetrix, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on June 22, 2021

Our Company, page i

1.	We note your response to prior comment 2 and reissue in part. Please provide your basis for the statement that you are “creating strategic relationships with leading distributors, clinics and medical research institutions” and include relevant disclosure elsewhere in your draft offering statement disclosing the material terms or the extent of your relationships with “leading distributors, clinics and medical research institutions” or otherwise advise. Alternatively, if applicable, revise your disclosure to clarify that your distribution strategy is aspirational.

The company has updated our disclosure on page i to reflect the fact that our distribution strategy is aspirational.

Dilution, page 14

2.	Please explain to us how you calculated your $2,515,563 net tangible book value prefinancing, as of January 31, 2021 considering that you have $2,829,752 of total assets and $424,699 total liabilities outstanding as of January 31, 2021.

The company has updated the net tangible book value prefinancing, and adjusted the remainder table accordingly .

3.	We note your response to comment 7. As previously requested, please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.

The company has updated the disclosure accordingly.

ProstaMetrix Clinical Studies and Trials, page 20

4.

We note your response to prior comment 8 and revised disclosure on page 20 and reissue in part. We note that you have only included a statistical significance figure for your preclinical study MMPG1-001 TRUS study. Please include additional p-values for your other studies or otherwise disclose that the results were deemed to not be statistically significant. In addition, we note that you expect that your sixth planned trial “will be the “pivotal” study for FDA 510(k) clearance.” Given that you appear to have altered your device in your fourth and fifth trial, please tell us your basis for identifying this sixth trial as potentially “pivotal.”

The company has updated the remaining studies to reflect the fact that results were not statistically significant, and modified the disclosure re the sixth study.

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Market Opportunity for ProstaMetrix, page 23

5.

We note your disclosure here regarding the large market size in India for “chronic kidney diseases.” Please revise this disclosure or otherwise provide additional context on why the “chronic kidney disease” market is relevant for your ProstaMetrix device given your disclosure elsewhere that the target market for the ProstaMetrix is “diagnosing and treating prostate cancer.”

The company has added disclosure regarding the link between chronic kidney disease and prostate cancer.

Patents, page 23

6.	We note your revised disclosure on pages i and ii regarding your current pending and granted patents for ProstaMetrix and SureSet, including, for example only, that you own one patent related to SureSet. Please update your disclosure on page 23 to ensure the disclosure is consistent with your updated disclosure on pages i and ii.

The company has updated the disclosure on page 23 for consistency.

SureSet, page 30

7.	We note your disclosure here that “[r]egistration with the FDA was completed in March 2021, which means that no further regulatory approvals are required to market SureSet in the United States.” However, we note your disclosure on page 23 that it is recommended that you complete an IRB approved study before commencing sales of SureSet in the United States. Please include additional disclosure on page 30 disclosing that you plan to complete an additional trial prior to commencing sales in the United States or otherwise advise.

The company has added corresponding disclosure on page 30.

Security Ownership of Management and Certain Securityholders, page 37

8.	We note your response to prior comment 11 and revised disclosure on page 37 and reissue in part. Given that the voting power of Series A and B preferred stockholders is based on a Conversion Rate, please add footnotes to disclose the number of common shares the Series A and B preferred stock are convertible into. In addition, please disclose the natural person(s) with voting and/or investment control of UrbanX Global Investors, LLC, Noble Ventures, LLC and Jeanne Rudelius Trust.

The company has added the requested disclosure.

Statement of Operations, page F-4

9.	For any period in which common shares have been issued, please revise to present earnings per share on the face of the income statement and the related footnote disclosures under ASC 260-10-45 and 10-50, respectively. Refer to ASC 260-10-15-2.

The company has added the requested disclosure.

Thank you again for the opportunity to respond to your questions to Amendment No. 1 to Draft Offering Statement on Form 1-A of MedicaMetrix, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc: Robert Rudelius

Chief Executive Officer

MedicaMetrix, Inc.

600 Suffolk Street, Suite 250

Lowell, MA 01854

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